OMB Approval

                                                          OMB Number:  3235-0055
                                                          Expires:  May 31, 1997
                                                          Estimated average
                                                           burden hours
                                                           per response     2.50


                                                        CUSIP NUMBER 52541 P 101


                                                       SEC FILE NUMBER 000-26935



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
___Form 10-K   __Form 20-F   __Form 11-K    X  Form 10-Q  __Form N-SAR


                  FOR PERIOD ENDED:  March 31, 2000
                                    ---------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

LEISURE TIME CASINOS & RESORTS, INC.
---------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------
Former Name if Applicable

4258 Communications Drive
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Norcross, Georgia    30093
---------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.) See attached.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Alan N. Johnson                    (440)                934-1020
----------------------             -----------            -----------
       (Name)                      (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

                      LEISURE TIME CASINOS & RESORTS, INC.
   -------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: May 15, 2000                               By: /s/Alan N. Johnson
                                                     -------------------
                                                     Alan N. Johnson, President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART III - NARRATIVE

Based upon the elimination of gaming in South Carolina, the Registrant has refocused efforts and reevaluated each business segment. Based upon this review, the Registrant has elected to discontinue certain of its business segments. This process has required significant time and resources and, therefore, the Registrant's limited accounting staff have encountered delays in the preparation and filing of the Registrant's quarterly report for the period ended March 31, 2000.

PART IV(3) - OTHER INFORMATION

As discussed in Part III of this document, the Registrant has decided to discontinue certain business segments including offshore gaming cruises and the hotel. Based upon the elimination of gaming in South Carolina and the discontinuation of certain business segments, the Registrant is expecting significant losses from continuing operations as well as a net loss as of March 31, 2000. The Registrant is continuing to analyze the effect that the discontinued segments will have on its operations and as such a reasonable estimate of the results of operations is unavailable at this time.